UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

T REIT LIQUIDATING TRUST

Full Name of Registrant

Former Name if Applicable

1551 N. Tustin Avenue, Suite 200

Address of Principal Executive Office (Street and Number)

Santa Ana, California 92705

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

T REIT Liquidating Trust (the “Company”) is unable to file its report on Form 10-K timely without undue burden or expense to the Company primarily because of its small size and limited resources.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Henderson	714	975-2999
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reports under the liquidation basis of accounting and, as such, reports (i) net assets in liquidation and (ii) changes in net assets in liquidation in its annual financial statements.

As of December 31, 2010, the Company reported net assets in liquidation of approximately $1,579,000. As of December 31, 2011, the Company expects to report net assets in liquidation of between $900,000 and $950,000. The expected reduction in net assets in liquidation between December 31, 2010 and December 31, 2011 is due to a substantial decrease in estimated receipts in excess of estimated costs during liquidation as a result of changes in estimates of net cash flows of the Company’s one remaining unconsolidated property and a decrease in the Company’s cash balance as a result of the payment of operating expenses during 2011.

During the year ended December 31, 2010, the Company reported a decrease in net assets in liquidation of $135,000. For the year ended December 31, 2011, the Company expects to report a decrease in net assets in liquidation of between $629,000 and $679,000 for the reasons discussed above.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2011, the Company is in the process of finalizing the estimated values of its net assets in liquidation and its estimated liquidation costs. Accordingly, the estimates referred to above are subject to further adjustment.

T REIT LIQUIDATING TRUST

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2012	By:	/s/ W. BRAND INLOW
		Name:	W. Brand Inlow
		Title:	Trustee